Energy Telecom, Inc.
3501-B N. Ponce de Leon Blvd., #393
St. Augustine, Florida 32084

August 9, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Celeste M. Murphy, Legal Branch Chief Division of Corporation Finance John J. Harrington, Esq. Kathryn Jacobson Sharon Virga

Re:	Energy Telecom, Inc. Amended Registration Statement on Form S-1/A File No. 333-167380 Amended Registration Statement filed July 23, 2010

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated July 23, 2010 (the "Comment Letter") relating to the amended Registration Statement on Form S-1/A (the "Registration Statement") of Energy Telecom, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 3 to the Company's Registration Statement.

Determination of Offering Price, page 11

1.
We note that the selling stockholders will sell at the fixed offering price of $0.85 until your common stock is quoted on the OTC Bulletin Board.  Please revise your disclosure on the prospectus cover page to be consistent with this disclosure.

Response

We have revised our disclosure on the prospectus cover page to indicate that the selling stockholders will sell their shares at a fixed price of $0.85 unless and until our stock is approved for quotation on the Over-The-Counter Bulletin Board, at which time the selling stockholders may sell their stock at market prices.

2.
We note that the offering price was determined in part based on the price of $0.85 at which you last sold common stock.  However, based on your disclosure of recent sales in Part II, it appears that your most recent private placement sales have been at a price of $0.50.  Please revise to explain.

Securities and Exchange Commission
August 9, 2010

Response

We have revised our disclosure to indicate that it was a price that was arbitrarily chosen by management.  We further explained that it was similar to private placements we made in May 2010 and that it was less than the last trading price of our common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Current Operating Trends and Financial Highlights, page 13

3.
Please disclose whether you are obligated to purchase the entire order of 1,000 eyewear from Samsin.  Also provide more information about the anticipated timing of releases, and accompanying payments, under the purchase order after the initial release of 75 eyewear of July 2, 2010.  Lastly, file the agreement with respect to the order as an exhibit to the registration statement.

Response

We have revised our disclosure to state that we are obligated to purchase the entire order of 1,000 eyewear, even if we are unable to sell them.  In addition, we have provided greater disclosure regarding the anticipated timing of releases and corresponding payments.  Also, we have filed the purchase order as an exhibit, subject to a request for confidentiality regarding the pricing.

Liquidity and Capital Resources, page 15

4.
Please provide additional insight into your recent private placement sales.  For example, tell us how many of the investors were existing stockholders.  For these repeat investors, explain how they originally invested in your company.  Also disclose any relationships among the new investors and the existing stockholders who referred these new investors to you.  Finally, describe the processes by which you negotiated the amounts, the differing prices and other material terms of these investments.

Response

We have revised our disclosure to state that approximately 66% of the investors in our private placements since January 1, 2010 had previously invested in our company.  Many of our repeat investors have invested in our company from time to time over the years.  We do not believe disclosure regarding how such investors originally invested in our company is necessary to an investment decision to be made by any subsequent purchaser of the common stock and would not only cause confusion but places an unduly burdensome request on our company to access corporate records which fall outside periods of time that are beyond the scope of anything else disclosed in the registration statement.  In addition, we disclose in the registration statement that we have complied with the necessary rules and regulations for the sales of our common stock in private placement transactions, which we believe is adequate disclosure.

Securities and Exchange Commission
August 9, 2010

We have also disclosed that, except for family relationships between investors, we are not aware of any relationships between new and existing investors.  As well, we have disclosed that we negotiate each private placement transaction on its own merits, and that except for one significant investor and the price per share, the terms of each private placement are the same.

Business, page 19

Employees, page 27

5.
We note that you disclose only one consultant currently providing services to you.  However, you have also filed as Exhibit 10.9 to your registration a consulting agreement with a different consultant.  Please revise to explain.

Response

We have filed as Exhibits 10.02 and 10.09 consulting agreements with Ronny Halperin and Jennifer Cauble, respectively.  Those are the only two consulting agreements that are required to be filed pursuant to Item 601 of Regulation S-K.  As we disclose in the registration statement, Mr. Tom Perszyk is currently the only consultant who is providing consulting services to us.  His prior consulting agreement, which was entered into on August 7, 2007, expired on August 7, 2008.  We have, as required, disclosed the material terms of a verbal understanding between Mr. Perszyk and us.  As a result, other than the consulting agreements for Mr. Halperin and Ms. Cauble, we do not have any consulting agreements to be performed in whole or in part at or after June 8, 2010, which was the date of filing of the registration statement or that was entered into not more than two years before the date of filing of the registration statement.

Plan of Distribution, page 35

6.
Please revise this section to be consistent with your disclosure elsewhere regarding the offering price and how it was determined.  We note that your disclosure of an offering price of $1.00 that was arbitrarily set is not consistent with disclosure elsewhere of an $0.85 offering price based on recent sale prices.

Response

We have revised our disclosure to be consistent with a price of $0.85 and how the price was determined.

Securities and Exchange Commission
August 9, 2010

Note 7 – Stockholders’ Equity
Private Placements, pages F-10 and F-22
Note 13 – Contingency, pages F-13 and F-25

7.
We note your response to comment 15 from our letter dated July 16, 2010.  We continue to believe that debt extinguishments have not occurred based on your disclosure on page F-25 “that in the event that the officer/director is unable to repay either of the promissory notes, the Company may be held responsible to make payments under the original promissory note agreements.”  It does not appear that you have been released from being a primary obligor either judicially or by the creditor.  The creditors still have recourse to you and therefore, the assumption did not effectively accomplish a legal release.  Accordingly, the carrying amount of the promissory notes should have remained as a liability for all periods presented.  The explicit consideration issuable in connection with securing a guarantee, should also have been recorded as a liability based on the fair value of the stock as of December 31, 2008, and marked to market as of each subsequent accounting period until the date of settlement.  Refer to ASC 405-20-40-1(b).  Please advise or revise.

Response

We have re-evaluated our treatment of our promissory notes referred to in comment #7.  As such, we have restated our financial statements for the years ended December 31, 2008 and 2009 and for the interim period ended March 31, 2010.  The effect of the restatement includes our continued treatment of the promissory notes as liabilities.  We have continued to accrue interest on these notes through each period presented and intend to do so until extinguished.  In July 2010, we issues shares to our Chief Executive Officer in satisfaction of an assignment agreement whereby the promissory notes were assigned to the stockholder.  We consider the debt to be extinguished at that time.

8.
Additionally, please revise the (Cumulative from Inception) Statement of Cash Flows to segregate the initial note proceeds from “Proceeds from issuance of stockholder loans.”  As presented, these notes appeared to be a component of stockholder loans rather than borrowings from third party creditors.

Response

We received the proceeds from the promissory notes payable prior to entering the development stage.  As such, we believe that the Statement of Cash Flows is appropriately stated to reflect all periods presented.

9.
We note your response to comment 16 from our letter dated July 16, 2010.  It would be inappropriate to record a $-0- value for shares issued without cash consideration, if the fair value of such shares was determinable based on concurrent equity transactions.  We further note that the anti-dilution arrangement is not a fixed-for-fixed instrument since the settlement amount is not equal to the difference between the price of a fixed number of equity shares and a fixed strike price.  Additionally, the variable (i.e., indeterminate number of future stock issuances) that could affect the settlement amount is extraneous to the pricing of a fixed-for-fixed option or forward contract on equity shares and thus would preclude consideration of the anti-dilution agreement as indexed to your own stock.  Refer to ASC 815-40-15-7 (D, E, and F).  Accordingly, you should record a liability for issuable shares based on the fair value of such shares as of each balance sheet date and mark them to market until the date of settlement (i.e., the date as to when the shares were ultimately issued).  Please advise or revise.

Response

We have re-evaluated our accounting for our anti-dilution agreements considering the instrument is not a fixed-for-fixed instrument since the settlement amount is not equal to the difference between the price of a fixed number of equity shares and a fixed strike price and that the variable (the indeterminate number of future stock issuances) that could affect the settlement amount is extraneous to the pricing of a fixed-for-fixed option or forward contract on equity shares and, as such, we have determined that the agreements are not considered indexed to our own stock.  As such, we have recognized a liability for issuable shares under such agreements at each balance sheet date (or an equity amount for fair value at periods where excess shares were issued to the holder of the anti-dilution agreements) based on the fair value of those shares and marked-to-market such balances in each reporting period.  We have also reflected the cumulative effect of the change in accounting principle as of January 1, 2009 on the date the associated guidance contained within ASC 815 was adopted related to this treatment.  We have noted that as of December 31, 2009 and March 31, 2010, the holder of the anti-dilution agreements had been issued shares in excess of our obligation to do so and, as such, these have been reflected as an adjustment to equity as of those dates.  We intend to “true-up” the shares issuable under these agreements prior to their expiration.

Securities and Exchange Commission
August 9, 2010

10.
Please disclose the specific beneficial ownership percentage that Mr. Bickerstaff is accorded anti-dilutive protection in connection with his respective agreement.  Additionally, clarify if the 21,000 shares issuable to Mr. Bickerstaff reflect the anti-dilutive impact of the 116,708 shares issued to an officer/director on July 23, 2010 in connection with his debt assumption agreement.  Please revise your disclosures accordingly.

Response

We have calculated that Mr. Bickerstaff is accorded anti-dilution based on the following ownership percentages in the three agreements:  4.6677%, 2,6271%, and 2.1526%, respectively.  We calculated the number and fair value of shares to be issued at each balance sheet date.  As such, the shares to be issued to Mr. Bickerstaff as a result of the July 23, 2010 issuance of shares was recorded by us on that date and are not included in the calculation of shares to be issued at any earlier date.

Item 16.  Exhibits, page II-6

11.
We note from your response to comment 15 in our letter dated July 16, 2010 that you assigned debt pursuant to certain promissory notes to your sole officer/director on December 31, 2008.  Please file the agreement pursuant to which your sole effect/director assumed such debt as an exhibit to the registration statement.

Response

We have filed the assignment and assumption agreement as an exhibit to the registration statement.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

By:	/s/ THOMAS RICKARDS
Thomas Rickards
Chief Executive Officer